UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 19, 2025, OFA Group (the “Company”) entered into a binding Letter of Intent (the “LOI”) with Next Investment LLC (“Next”), a California limited liability company. Under the LOI, the Company and Next intend to form a joint venture (“JV”) for the development, design, construction, financing and operation of a senior care facility in Indiana. Pursuant to the LOI, the Company and Next shall own 60% and 40% of the JV, respectively. The Company shall be entitled to appoint two members to the three person board of managers of the JV and Next shall be entitled to appoint one member. Next will contribute a property located at 1817 S Park Ave, Alexandrew, IN 46601 (the “Property”) to the JV and the Company shall be responsible for the design and construction management and finances of the facility. Any profits will be allocated between the parties proportionately to their ownership interest. Within ten business days of the LOI, the Company will deposit $100,000 in an independent escrow account until the Property is development ready and all necessary permits have been obtained for construction to commence. Following the execution of the LOI, the Company has 60 calendar days to complete due diligence of the Property with all costs and expenses to be shared equally between the Company and Next. The LOI also contains other customary provisions, including non-compete, confidentiality and exclusivity.

The terms of the LOI shall remain in full force for a period of 120 days from the date of execution with the possibility of extension, while the collaboration details will be formalized in subsequent definitive agreements and related transaction documents.

On August 25, 2025, the Company issued a press release announcing that it had entered into the LOI.

The foregoing summary of the terms of the LOI are subject to, and qualified in their entirety by, the LOI, a copy of which is filed as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Form 6-K are forward-looking statements. When used in this Form 6-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and initial public offering prospectus. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Letter of Intent, dated as of August 19, 2025, by and between OFA Group and Next Investment LLC
99.2	Press Release, dated August 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OFA Group

Date: August 25, 2025	By:	/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer